SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2005

Commission File Number: 2-58155

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes                    No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Results of operations for the six months ended September 30, 2005 reported by Kubota Corporation (Friday, November 4, 2005)

2.	Notice on interim dividend (Friday, November 4, 2005)

Contact:
IR Group
Kubota Corporation
2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka 556-8601, Japan
Phone	: +81-6-6648-2645
Facsimile	: +81-6-6648-2632

FOR IMMEDIATE RELEASE (FRIDAY, NOVEMBER 4, 2005)

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED

SEPTEMBER 30, 2005 REPORTED BY KUBOTA CORPORATION

OSAKA, JAPAN, November 4, 2005 —Kubota Corporation reported today its consolidated and non-consolidated results of operations for the six months ended September 30, 2005.

Note: THIS PRESS RELEASE REPLACES THE SEMIANNUAL REPORT.

Consolidated Financial Highlights

(Unaudited)

(1) Results of operatpions	(In millions of yen and thousands of U.S. dollars except per American Depositary Share (“ADS”) amounts)
	Six months ended Sept. 30, 2005			% (*)	Six months ended Sept. 30, 2004	% (*)	Year ended Mar. 31, 2005
Net sales	¥ $	496,229 [4,391,407	]	11.3	¥445,774	5.7	¥983,226
Operating income	¥ $	59,810 [529,292	]	17.1	¥51,067	207.7	¥92,299
% of net sales		12.1%
Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥ $	65,384 [578,619	]	14.4	¥57,142	205.8	¥161,561
% of net sales		13.2%			12.8%
Net income	¥ $	38,182 [337,894	]	(30.3)	¥54,760	681.2	¥117,901
% of net sales		7.7%			12.3%
Net income per ADS (5 common shares)
Basic	¥ $	147 [1.30	]		¥205		¥446
Diluted	¥ $	144 [1.27	]		¥198		¥434

Notes.	1 :	(*) represents percentage change from the comparable previous period.
	2 :	Weighted-average number of shares outstanding during the six months ended September 30, 2005	1,302,951,678
		Weighted-average number of shares outstanding during the six months ended September 30, 2004	1,335,471,581
		Weighted-average number of shares outstanding during the year ended March 31, 2005	1,323,067,882

Kubota Corporation

and Subsidiaries

(2) Financial position	(In millions of yen and thousands of U.S. dollars except per ADS amounts)
	Sept. 30, 2005			Sept. 30, 2004	Mar. 31, 2005
Total assets	¥ $	1,270,050 [11,239,381	]	¥1,126,385	¥1,193,056
Shareholders’ equity	¥ $	557,605 [4,934,558	]	¥424,926	¥481,019
Ratio of shareholders’ equity to total assets		43.9%		37.7%	40.3%
Shareholders’ equity per ADS	¥ $	2,119 [18.75	]	¥1,607	¥1,850

Notes to financial position:

Number of shares outstanding as of September 30, 2005	1,315,723,028
Number of shares outstanding as of September 30, 2004	1,321,928,617
Number of shares outstanding as of March 31, 2005	1,300,413,082

(3) Summary of statements of cash flows	(In millions of yen and thousands of U.S. dollars)
	Six months ended Sept. 30, 2005			Six months ended Sept. 30, 2004	Year ended Mar. 31, 2005
Net cash provided by operating activities	¥ $	36,196 [320,319	]	¥39,691	¥66,908
Net cash used in investing activities	¥ $	(26,694 [236,230	) ]	¥(46,421)	¥(78,228)
Net cash provided by (used in) financing activities	¥ $	(487 [4,310	) ]	¥(2,941)	¥4,508
Cash & cash equivalents, end of period	¥ $	83,879 [742,292	]	¥71,616	¥74,563

(4)	122 subsidiaries are consolidated, and 27 affiliated companies are accounted for by the equity method.

(5)	Number of newly consolidated companies during the period	: 3
	Number of companies newly excluded from consolidated subsidiaries during the period	: 2
	Number of newly affiliated companies during the period	: 1
	Number of companies newly excluded from affiliated companies during the period	: 3

(6)	Anticipated consolidated results of operations for the year ending March 31, 2006

	(In millions of yen)
	Year ending March 31, 2006	Year ended March 31, 2005
Net sales	¥1,040,000	¥983,226
Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥132,000	¥161,561
Net Income	¥75,000	¥117,901

Basic net income per ADS for the year ending March 31, 2006 is anticipated to be ¥285.

Please refer to page 10 for further information related to anticipated results of operations mentioned above.

Kubota Corporation

and Subsidiaries

1. Management Policies

1. Basic management policy

More than a century since its founding, Kubota Corporation and subsidiaries (collectively “the Company”) has continually provided products and services which are closely connected to people’s daily lives — including farm equipment, pipes for water supply and sewage systems, environmental control plants and building materials. It is the Company’s basic management policy to contribute to the development of society and the preservation of the global environment by improving people’s quality of life. Adhering to this basic management policy, the Company aims to improve its adaptability to respond with flexibility to the changing times, to achieve a higher enterprise value through emphasizing agility in its operations, prioritizing allocation of its resources and strengthening consolidated operations.

2. Basic policy related to the Company’s profit allocation

The Company’s basic policy for the allocation of profit is to “maintain stable or increasing dividends”. The Company’s policy is to determine the most appropriate use of retained earnings, considering the requirements of maintaining stable current business operations as well as adapting to the future business environment.

3. Basic policy regarding reduction of trading unit of the Company’s stock

The Company is fully aware that a reduction of trading unit of the Company’s stock may positively impact on shareholders’ diversity and the liquidity of the Company’s stock. However, the Company believes that the implementation of reduction of trading unit should be examined with careful consideration of price and liquidity of the Company’s stock, and financial results of the Company.

4. Financial targets

In the Medium-Term Management Strategy (for the two years ending March 31, 2006), the Company aims to constantly attain around 8% of the operating income margin to total sales, and initially set financial targets of net sales of ¥930.0 billion, operating income of ¥75.0 billion and 8.1% of the operating income margin to total sales for the year ending March 31, 2006. However, these targets for net sales, operating income and the operating income margin were revised upward to ¥1,040.0 billion, ¥108.0 billion and 10.4% respectively.

The Company also established targets for reducing interest-bearing debt (excluding debt related to sales financing programs) to ¥140.0 billion by March 31, 2006, and increasing shareholders’ equity ratio to more than 40%.

Kubota Corporation

and Subsidiaries

5. The Medium-Term Management Strategy including issues upon which the Company should implement countermeasures

From the fiscal year ended March 31, 2002, the Company began basing business operations on medium-term management plans to assure continuous improvement of profitability. While business division operates its business with their own medium-term management plan, the Company integrates these plans and formulates the corporate-wide medium-term management strategy that indicate the Company’s direction. The Company is engaging in a concerted effort to implement this strategy. The strategy is being applied for the two years ending March 31, 2006 and consists of the following three principal concepts from the previous medium-term management strategy: “Reforming the business structure and profit structure”, “Reforming operational systems”, and “Strengthening the financial position”. Building on the progress made so far, the Company is implementing these three concepts at higher levels.

(1) Reforming the business structure and profit structure

The most important measures for “Reforming the business structure and profit structure” are “Expansion strategy in overseas markets” and “Reinforcing profitability in public works related businesses”.

1) Expansion strategy in overseas markets

The Company believes rapidly growing overseas business is its growth driver and has accorded a high priority to “Expansion strategy in overseas markets”. In the U.S. market, small-sized tractors is becoming a core business and has considerably high market-share. In addition, the Company is making efforts to expand sales of mid-sized tractors, utility vehicles (multipurpose four-wheel vehicles) and construction machinery in the peripheral market of small-sized tractors, as well as the sales of small-sized diesel engines to external customers.

In Europe, the Company endeavors to promote its sales not only in the main markets such as the U.K., Germany and France, but also in countries neighboring these mainstays. Additionally, the Company is implementing measures to strengthen cooperation among subsidiaries in European countries. By these measures, the Company is aiming to raise efficiency of operation and market penetration in European countries. In Asia, where growth is anticipated, the Company is rapidly implementing procedures to fortify the sales and production bases for expansion of business in this region. Under this policy, the Company acquired the additional shares of an affiliated company in Thailand and converted it into a subsidiary in the prior year.

To support rapidly expanding overseas operation, the Company has been increasing investments in management resources related to overseas business. As a part of this policy, the Company has undertaken such activities as construction of a new production facility in the U.S. and reinforcement of manufacturing capacities in Japan.

2) Reinforcing profitability in public works related businesses

As for reinforcing profitability in the public works related businesses (Pipes, Valves, and Industrial Castings segment and Environmental Engineering segment), the Company as a whole is taking every available step to restructure the public works related businesses on the assumption that severe business conditions with declining public works spending is not a temporary trend but a structural change. To deal with and adapt to the difficult operating environment, the Company is changing its operational systems to more market-oriented ones, together with sweeping measures to reduce costs and raise productivity.

For this purpose, the Company is transplanting engineering and manufacturing know-how and cost management systems of our increasingly strong and successful operations in Internal Combustion Engine and Machinery to public works related businesses. The Company is also taking every measure to optimize utilization of manufacturing facilities in the segment, and achieve drastic cost reduction in designing of products, procurement and transportation activities. Currently these measures bear fruit in the operations of its main businesses such as ductile iron pipe business.

Kubota Corporation

and Subsidiaries

(2) Reforming operational systems

The Company has been grappling with corporate-wide issues, such as the reorganization of divisions, empowering each business division, curtailment of the head count at the corporate office and the renovation of its human resource management system. The Company has been also promoting each of its business division to transform their business models and operational systems into the most suitable ones for each division. Additionally, the Company clarified the responsibilities of directors and fortified the oversight function of the corporate auditors, while also reinforcing corporate compliance and internal controls. Through these activities, the Company achieved good results in enhancing corporate governance.

Advancing these activities, the Company intends to reinforce the management and business conduct in accordance with Corporate Social Responsibilities (“CSR”). For this purpose, the Company established the “CSR Planning & Coordination Department” in April 2005, and has started a review of the Company’s principles governing the conduct of business.

(3) Strengthening the financial position

The Company is implementing measures to strengthen its financial position to promptly support the future expansion of the business, and to have flexibility in adapting to future changes in the business environment. The Company regards its cash flows as a critical factor for operation, and through appropriate allocation of the generated cash among reduction of interest-bearing debt, capital investment, cash dividends and purchase of treasury stock, the Company intends to realize a more solid financial position and a higher efficiency of capital.

6. Corporate governance: policy and implementation

The Company attaches importance to maintaining good relationships between its stakeholders and the Company, and believes increasing its stakeholders’ trust leads to continuous growth of enterprise value. To enhance the soundness of operations and the transparency of management, the Company believes fortifying its corporate governance is a key factor of management and intends to fortify its corporate governance continuously.

The Company has also been working to establish better communications with shareholders and investors. Through accurate and timely disclosure of financial reporting and management policies, the Company intends to continuously increase its transparency.

(1) Current Structure of Corporate Governance

1) Management structure of the Company

The Company’s Corporate Governance system consists of the Board of Directors that has responsibility for ultimate decision-making and supervision of management in execution of business, and the Board of Corporate Auditors that has responsibility for auditing management. Each director is responsible for some specific department or business division. Directors participate in the Board of Directors Meetings for decision-making from the cooperate-wide point of view using a thorough understanding of activities of departments or divisions for which they are responsible. Accordingly, the Company does not appoint outside directors who are specialized in the management-supervising function. The Company has another important committee that is composed of limited directors including the president and the executive vice president. In the committee, important issues such as drafting management strategy are discussed, and it supports the function of the Board of Directors, and contributes to smooth decision-making.

The Board of Corporate Auditors consists of six corporate auditors. Currently, three auditors are outside auditors, including two financial experts and a legal expert. Their specialties contribute to strengthen the function of the Board of Corporate Auditors.

Kubota Corporation

and Subsidiaries

2) Internal controls

As for the internal controls, especially for the internal controls over financial reporting, the Company, as one of the listed companies on the New York Stock Exchange, formed a project team with the assistance of knowledgeable independent advisors in order to comply with the Sarbanes-Oxley Act. Through the activities of this team, the Company is earnestly implementing the revision of its internal controls and their reinforcement on a corporate-wide level.

The Company also acknowledges the importance of compliance management and has been promoting the further strengthening of business ethics as well as compliance management under the leadership of “Corporate Compliance Headquarters”, which was organized in 2001. Starting with establishment of the Kubota Group Charter of Business Conduct and a counseling hotline for employees to get consultations on breaches or violations of applicable laws, internal rules and policies of the Company and so forth, Headquarters is actively implementing corporate compliance activities.

3) Risk management system

The Company believes appropriate risk management together with establishment and implementation of internal controls contributes to increase trust in the Company and its enterprise value. Accordingly, the Company grapples with strengthening its risk management systems.

The Company assesses and classifies a wide variety of risks that might affect its enterprise value, and specialized committees established for each classified risk continuously monitor the recognized risks. For the management of significant risks, the Company regularly reviews the risks and countermeasures for them, and is making efforts to establish and improve procedures for coping with the situation appropriately and rapidly even in the case of emergency.

4) Internal auditing, audit by corporate auditors, and audit by independent auditors

The Internal Auditing Group in the Compliance Auditing Department implements corporate-wide audits for operational activities and accounting with 15 specialized staffs (as of September 30, 2005). Internal auditing is based on the auditing plan authorized by the CEO and is carried out through review of documents and making an inquiries with each office of the Company. The results of audits are to be reported to the CEO and remedial measures are taken when necessary.

Corporate Auditors of the Company participate in important meetings, including the Board of Directors Meetings and strictly audit the conduct of directors. Corporate Auditors also audit business operations at each business division, corporate office and subsidiaries based on the audit plan resolved at the Board of Corporate Auditors’ Meeting. Additionally, the Corporate Auditors audit accounting policies and the financial reporting system through periodic examinations of closing documents. The Board of Corporate Auditors has four staff (as of September 30, 2005) for the assistance of implementation of auditing by the Corporate Auditors.

The Compliance Auditing Department of the Company and the independent auditors report the plans and results of auditing to the Board of Corporate Auditors periodically or as required. The Compliance Auditing Department and the independent auditors also communicates whenever necessary and their effective auditing activities are promoted by such communication.

The Company appointed Deloitte Touche Tohmatsu as its independent auditor, and three certified public accountants of Deloitte Touche Tohmatsu; Mr. Nobuhide Doira, Mr. Seiichiro Azuma and Mr. Koichiro Tsukuda are engaged in the financial statement audit of the Company. Mr. Nobuhide Doira, Mr. Seiichiro Azuma and Mr. Koichiro Tsukuda have been engaged in the financial statement audit of the Company continuously for five, seven and four years, respectively. In addition to these three certified public accountants, six certified public accountants and four junior accountants of Deloitte Touche Tohmatsu provide auditing services to the Company.

Kubota Corporation

and Subsidiaries

(2) Personal, financial and business relationships between the Company and outside corporate auditors

Currently, there are no special interests between the Company and Mr. Teisuke Sono, Mr. Yoshio Suekawa, and Mr. Yuzuru Mizuno, its outside corporate auditors.

(3) Measures implemented over the past half year for better corporate governance

During the six months under review, the Company held 7 meetings of the Board of Directors Meetings and 7 meetings of Management Committee. At these meetings, important issues including restructuring of business and large-scale investments were discussed, and resolutions were made for execution. As for the Board of Corporate Auditors’ Meetings, 10 meetings were held during the six months under review and important issues such as policies and methods of auditing were resolved at the meetings. Based on the audits in accordance with those resolutions, the Board of Corporate Auditors conducts an audit of the Company. During the six months under review, the Company appointed a new corporate auditor as a financial expert in order to strengthen the oversight function of the Board of Corporate Auditors.

2. Review of Operations and Financial Condition

1. Review of operations

(1) Summary of the results of operations for the six months under review

Net sales of the Company during the six months under review were ¥496.2 billion, an 11.3% increase from the prior corresponding period, and domestic sales were ¥279.5 billion, a 6.7% increase from the prior corresponding period. In the domestic market, sales in Internal Combustion Engine & Machinery segment increased favorably due to steady sales of farm equipment and brisk sales of engines and construction machinery. Domestic sales in Pipes, Valves and Industrial Castings segment increased due to a large increase in sales of industrial castings and the effect of business integration of plastic pipes. Environmental Engineering segment also increased its domestic sales while domestic sales in Other segment decreased.

Overseas sales were ¥216.8 billion, a 17.9% increase from the prior corresponding period. This increase was mainly due to favorable sales of tractors and the continuing rapid expansion in sales of construction machinery and engines principally in the U.S. and European markets, and a sharp growth of farm equipment for rice farming in Asian markets. As a result, the percentage of overseas sales accounted for 43.7% of net sales, 2.5 percentage points higher than the prior corresponding period.

Operating income was ¥59.8 billion, a 17.1% increase from the prior corresponding period. Although higher prices of raw materials negatively impacted operating income, the Company achieved increased operating income due to increased sales primarily from the Internal Combustion Engine and Machinery segment, a reduction of costs for the public works related business and a decrease in pension costs.

Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies was ¥65.4 billion, a 14.4% increase from the prior corresponding period. The increase was due to an increase in operating income. Accordingly, after ¥25.4 billion of income taxes, ¥3.1 billion of minority interests in earnings of subsidiaries and equity in net income of affiliated companies, net income during the six months under review was ¥38.2 billion, a 30.3% decrease from the prior corresponding period. The primary reason for the considerable decrease of net income was a much less amount of income tax of the prior corresponding period, which was resulted from the deductibility of the historical impairment losses and net operating losses related to the sales and dissolution of the subsidiaries.

Kubota Corporation

and Subsidiaries

As for the matter related to the health hazard of asbestos, which became an object of public concern in Japan, the Company declared its intention to act seriously and faithfully for various issues of the health hazard of asbestos in its press release “Notice on the Company’s action for the health hazard of asbestos” dated June 30, 2005. The Company, which previously manufactured asbestos-containing products for a long time, has decided to take the actions from the viewpoint of corporate social responsibility. According to the Company’s basic policy, the Company started the program of consolation payments to patients with mesothelioma who lived near the former plant and to the families of residents who died from mesothelioma in addition to the existing program for the Company’s employees (including former employees). The Company expenses these payments when the Company determines that payments are warranted. The Company has not recorded any accrual of loss contingencies related to this matter so far, because it is difficult for the Company to reasonably estimate the amount of the expenses related to this matter.

(2) Review of operations by industry segment

1) Internal Combustion Engine and Machinery

Sales in Internal Combustion Engine and Machinery segment were ¥343.4 billion, 12.9% higher than the prior corresponding period, comprising 69.2% of consolidated net sales. Domestic sales increased 7.4%, to ¥138.7 billion, and overseas sales increased 16.9% to ¥204.7 billion. This segment consists of “farm equipment and engines” and “construction machinery”.

In Japan, the demand for farm equipment was steady despite persistent uncertain trends for the agricultural market. Under such conditions, the Company executed aggressive sales promotions such as large-scale trial run campaigns in addition to promoting core products which are competitively priced and offering improved performance. By stimulating the market through these activities, the Company expanded its customer base and increased market-share, which led to higher sales. Sales of construction machinery increased due to expansion of sales to major rental companies on the back of expanding demand for construction machinery. As for engines, the Company achieved a large increase of sales by expanding sales for manufacturer of construction machinery and industrial machinery.

In overseas markets, sales of construction machinery, underpinned by growing worldwide demand, expanded sharply in Europe, our main market, and in the U.S. where the market for mini-excavators is growing rapidly. Sales of engines increased considerably due to the growth in demand from European and North American manufacturers of Industrial machinery. Sales of tractors increased in North America and recorded significant expansion in European and Asian markets. In Asian markets, particularly in Thailand, markets of farm equipment for rice farming such as tractors and combine harvesters have sharply risen.

2) Pipes, Valves and Industrial Castings

Sales in Pipes, Valves and Industrial Castings segment were ¥82.5 billion, 16.3% higher than the prior corresponding period, comprising 16.6% of consolidated net sales. Domestic sales increased 14.0%, to ¥72.7 billion, and overseas sales increased 37.3% to ¥9.8 billion. This segment consists of “pipes and valves” and “industrial castings”.

In the domestic market, sales of ductile iron pipes decreased due to shrinking demand from the public sector. On the other hand, sales of plastic pipes increased due to the business integration with C.I. Kasei Company Limited which begining April 1, 2005. Industrial castings increased sales steadily due to the brisk demands from the steel industries and the energy industries. Overseas sales of this segment increased from the prior corresponding period due to steady sales of industrial castings and ductile iron pipes.

Kubota Corporation

and Subsidiaries

3) Environmental Engineering

Sales in Environmental Engineering were ¥23.6 billion, 29.2% higher than the prior corresponding period, comprising 4.8% of consolidated net sales. Domestic sales increased 26.5%, to ¥21.6 billion, and overseas sales increased 69.2% to ¥1.9 billion. This segment consists of environmental control plants and pumps.

In the domestic market, despite shrinking public investment and intensifying competition, sales of the Water & Sewage Engineering division and the Waste Engineering division increased due to increased orders of plants that were sold during the six months under review. Sales of pumps decreased from the prior corresponding period. In overseas markets, sales of pumps and submerged membrane systems increased favorably.

4) Other

Sales in Other segment were ¥46.7 billion, 10.9% lower than the prior corresponding period, comprising 9.4% of consolidated net sales. Domestic sales decreased 10.6% to ¥46.4 billion, and overseas sales declined 40.8% to ¥0.3 billion. This segment consists of vending machines, electronic-equipped machinery, air-conditioning equipment, septic tanks, condominiums, construction and so forth.

Sales of vending machines increased continuously owing to brisk demands from the cigarette industry and bottlers. Sales of electronic-equipped machinery increased steadily. However, sales of this segment decreased from the prior corresponding period, affected by declined sales of constructions, condominiums and air-conditioning equipment and drop in sales due to the sale of certain IT business subsidiaries.

2. Financial condition

(1) Assets and liabilities

Total assets at the end of September 2005 amounted to ¥1,270.1 billion, an increase of ¥143.7 billion (12.8%) from the end of the prior corresponding period. As for assets, favorable sales caused large increases in current assets primarily from trade account receivables and short-term finance receivables, and investments and long-term finance receivables increased largely. As for investments and long-term finance receivables, other investment increased due mainly to an increase of unrealized gain on securities. On the other hand, other assets decreased mainly due to a decrease in long-term deferred tax assets caused by an increase of unrealized gains on securities and the effect related to recorded subsidy from the government on January 2005. Regarding liabilities, current liabilities largely increased due to an increase in trade accounts payable while long-term liabilities decreased due to a large decrease in accrued retirement and pension costs resulted from the effect related to the transfer to the government of the substitutional portion of employee pension fund liabilities. As a result, total liabilities slightly increased. Shareholders’ equity substantially increased due to recorded net income, an increase in accumulated other comprehensive income centering on unrealized gains on securities and partial conversion from convertible bonds to common stock.

Total assets increased ¥77.0 billion (6.5%) compared with those at the end of March 2005. As for assets, investments and long-term finance receivables largely increased due to an increase in long-term finance receivables and other investments. Regarding liabilities, while current liabilities decreased due to decline of trade notes and accounts payable, long-term liabilities increased due to an increase in long-term debt. As a result, total liabilities slightly decreased. On the other hand, the significant increase of shareholders’ equity led to the improvement of the shareholders’ equity ratio by 3.6 percentage points to 43.9%.

The amount of interest-bearing debt excluding debt related to sale financing programs decreased by ¥38.9 billion, to ¥119.3 billion, and the total amount of interest-bearing debt increased by ¥7.7 billion to ¥311.9 billion, compared with the corresponding balances at the end of March 2005 due to expansion of financing related to increase in short- and long-term finance receivables.

Kubota Corporation

and Subsidiaries

(2) Cash flows

Net cash provided by operating activities during the six months under review was ¥36.2 billion, a decrease of ¥3.5 billion from the prior corresponding period. In spite of large decrease of net income and large decrease of cash used for increase in other current assets, net cash provided by operating activity was totally almost the same level comparing with the prior corresponding period, since the decrease of net income mainly resulted from variation of deferred income tax which has no effect on cash flow and cash provided by increase in taxes payable led to cash earnings.

Net cash used in investing activities was ¥26.7 billion, a decrease of ¥19.7 billion from the prior corresponding period. The decrease was due to increase of collections and sales of retail finance receivables related to sales in North America.

Net cash used in financing activities was ¥0.5 billion, a decrease of ¥2.5 billion from the prior corresponding period. Although fewer funding of short-term borrowing and increased dividend payments caused cash out, a reduction of purchasing treasury stock resulted in a decrease of net cash used in financing activities.

As a result, including the effect of exchange rates changes on cash and cash equivalents, cash and cash equivalents at the end of September 2005 was ¥83.9 billion, an increase of ¥9.3 billion from the prior year-end.

3. Matter concerning profit allocation for this fiscal year

The Company resolved to pay ¥4 per share (¥20 per ADS) as the interim dividends at the Board of Directors Meeting held on November 4, 2005.

3. Prospects for the full fiscal year

The Company forecasts consolidated net sales for the year ending March 31, 2006 at ¥1,040.0 billion, up by ¥56.8 billion from the prior year. In the domestic market, the Company expects sales in Internal Combustion Engine and Machinery segment and Pipes, Valves and Industrial Castings segment to increase. On the other hand, sales in Other segment are forecasted to decrease. As a result, total domestic sales are expected to be nearly the same amount as that of the prior year. As for overseas market, sales expansion in Internal Combustion Engine and Machinery segment will continue and overseas sales are expected to increase smoothly.

The Company forecasts operating income of ¥108.0 billion, an increase of ¥15.7 billion from the prior year. Although raw material price increase will put downward pressure on operating income, an increase of sales in Internal Combustion Engine and Machinery segment and Pipes, Valves and Industrial Castings segment, corporate-wide cost reduction, a decrease in pension cost is expected to contribute to an increase in operating income.

The Company will recognize a gain of ¥15.9 billion in other income (expenses), which is related to an exchange of securities in connection with the merger of Mitsubishi Tokyo Financial Group, Inc. and UFJ Holding Inc. on October 1, 2005. On the other hand, the Company recognized ¥58.6 billion of subsidy from the government in the prior year related to the transfer to the Japanese government of the substitutional portion of employee pension fund liabilities. Considering these two factors, Other income will largely decrease comparing with the prior year. Accordingly, the Company expects income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies for the year ending March 31, 2006 to be ¥132.0 billion, a decrease of ¥29.6 billion from the prior year, and net income is forecast to be ¥75.0 billion, down ¥42.9 billion from the prior year. (These forecasts anticipate an exchange rate of ¥109=US$1.)

Kubota Corporation

and Subsidiaries

4. Risk Factors

The Company has several risks that may have a material effect on the Company’s consolidated results of operations and financial position. The descriptions of risks are as follows;

(1) Declines in economic conditions in Kubota’s major markets, including private-sector capital expenditure, construction investment, and domestic public investment, may adversely impact the results of operations of the Company.

Industrial and capital goods make up a substantial portion of the Company’s products. Accordingly, sales of the Company may be sensitive to declines in general economic conditions, including private-sector capital expenditure, construction investment, domestic public investment, change in governmental agricultural policies and general economic conditions in overseas markets.

(2) Fluctuations of foreign exchange rates, including a stronger yen, may reduce net sales and adversely affect the results of operations of the Company.

(3) Difficulties associated with operating internationally may adversely affect net sales and profitability.

The following risks are important concerns for the Company:

•	Unexpected changes in international, or each country’s, tax regulations

•	Unexpected legal or regulatory changes in each country

•	Difficulties in retaining qualified personnel

•	Insufficient technological skills or instability between management and employee unions in developing countries

•	Political instability in those countries

(4) The Company utilizes estimations on some accounts in the consolidated financial statements, which may require additional accruals due to unanticipated changes in the basis of assumptions.

Estimations on some accounts in the consolidated financial statements of the Company are based on various assumptions about future economic results. If actual results differ from any of these assumptions, unanticipated additional accruals may be required.

(5) Strategic alliances, mergers, and acquisitions may not generate successful results as planned.

(6) The Company may not be able to successfully create new businesses or businesses complementary to the current ones.

If the Company fails to develop such businesses which require investments in personnel and assets to produce and market appropriate products, subsequent impairment charges may be taken, or there may be a negative impact on the Company’s financial position.

(7) Impairment losses on investments in marketable securities may occur as a result of stock market fluctuations.

The Company owns a large amount of securities. Most of these securities are equity securities, and, accordingly, depending on stock market fluctuations, unrealized and realized losses may occur.

Kubota Corporation

and Subsidiaries

(8) In each of its businesses, Kubota is subject to intensifying competitive pressures. The Company must compete successfully to maintain sales and profits.

Unless the Company surpasses other companies in such areas as terms of trade, R&D, and quality, sales and/or net income may decrease in the future.

(9) The Company may be required to incur significant financial expenses if its products and services have serious defects.

If the Company’s products and services have serious defects, associated expenses may have a material effect on the Company’s consolidated results of operations and financial position.

(10) The Company is subject to various environmental laws and regulations, and may be required to incur considerable expenses in order to comply with such laws and regulations.

(11) The Company may be required to incur significant financial expenses in connection with environmental damage it may cause in its activities.

The Company may cause environmental pollution while conducting its activities, such as the release of hazardous materials, and causing air pollution, water pollution and ground pollution. In such an event, the Company may have to incur substantial expense and may face litigation regarding these issues.

(12) The Company may be required to incur significant expenses relevant to asbestos-related issues.

There may be a material adverse effect on the Company’s consolidated results of operations and financial position resulting from various expenses or face lawsuits related to the asbestos-related health hazards of employees (including former employees) who engaged in the manufacturing of asbestos-containing products, and residents who lived near the Company’s factory at which asbestos-containing products were produced.

(13) Damage by Natural Disasters

In case of a strong earthquake or related tidal wave or large and powerful typhoon, the Company may be affected in the operation of manufacturing products.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

Kubota Corporation

and Subsidiaries

Consolidated Statements of Income

(Unaudited)

	(In millions of yen)
	Six months ended Sept. 30, 2005		Six months ended Sept. 30, 2004		Change		Year ended Mar. 31, 2005
	Amount	%	Amount	%	Amount	%	Amount	%
Net sales	496,229	100.0	445,774	100.0	50,455	11.3	983,226	100.0
Cost of sales	350,672	70.7	318,489	71.4	32,183	10.1	713,312	72.5
Selling, general and administrative expenses	82,322	16.5	82,084	18.4	238	0.3	181,727	18.5
Loss (gain) from disposal and impairment of business and fixed assets	3,425	0.7	(5,866)	(1.3)	9,291	—	(4,112)	(0.4)

Operating income	59,810	12.1	51,067	11.5	8,743	17.1	92,299	9.4

Other income (expenses):
Interest and dividend income	6,670		4,528		2,142		9,488
Interest expense	(2,950)		(2,074)		(876)		(4,699)
Foreign exchange gains (losses)	(194)		2,784		(2,978)		3,597
Subsidy from the government	—		—		—		58,571
Other-net	2,048		837		1,211		2,305

Other income, net	5,574		6,075		(501)		69,262
Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	65,384	13.2	57,142	12.8	8,242	14.4	161,561	16.4

Income taxes:
Current	20,748		9,759		10,989		28,917
Deferred	4,664		(9,018)		13,682		13,625

Total income taxes	25,412		741		24,671		42,542

Minority interests in earnings of subsidiaries	3,079		2,283		796		3,442
Equity in net income of affiliated companies	1,289		642		647		2,324

Net income	38,182	7.7	54,760	12.3	(16,578)	(30.3)	117,901	12.0

								(In yen)

Basic earnings per ADS (5 common shares):	147		205				446
Diluted earnings per ADS (5 common shares):	144		198				434

Kubota Corporation

and Subsidiaries

Consolidated Balance Sheets

(Unaudited)

Assets	(In millions of yen)
	Sept. 30, 2005		Sept. 30, 2004		Change	Mar. 31, 2005
	Amount	%	Amount	%	Amount	Amount	%
Current assets:
Cash and cash equivalents	83,879		71,616		12,263	74,563
Notes and accounts receivable:
Trade notes	55,595		54,009		1,586	72,517
Trade accounts	218,970		196,140		22,830	248,338
Less : Allowance for doubtful receivables	(2,153)		(2,436)		283	(2,257)

Total	272,412		247,713		24,699	318,598

Short-term finance receivables	54,612		33,885		20,727	50,921
Inventories	159,057		143,354		15,703	155,146
Other current assets	115,712		89,656		26,056	76,143

Total current assets	685,672	54.0	586,224	52.0	99,448	675,371	56.6

Investments and long-term finance receivables:
Investments in and advances to affiliated companies	12,735		11,268		1,467	11,808
Long-term finance receivables	108,623		76,248		32,375	80,725
Other investments	197,384		134,473		62,911	146,979

Total investments and long-term finance receivables	318,742	25.1	221,989	19.7	96,753	239,512	20.1

Property, plant, and equipment:
Land	81,635		82,212		(577)	83,031
Buildings	197,455		200,222		(2,767)	200,173
Machinery and equipment	357,341		361,154		(3,813)	359,659
Construction in progress	8,523		1,906		6,617	4,499

Total	644,954		645,494		(540)	647,362
Accumulated depreciation	(425,417)		(426,301)		884	(427,612)

Net property, plant, and equipment	219,537	17.3	219,193	19.5	344	219,750	18.4

Other assets	46,099	3.6	98,979	8.8	(52,880)	58,423	4.9

Total	1,270,050	100.0	1,126,385	100.0	143,665	1,193,056	100.0

Kubota Corporation

and Subsidiaries

Consolidated Balance Sheets

(Unaudited)

Liabilities and Shareholders’ Equity	(In millions of yen)
	Sept. 30, 2005		Sept. 30, 2004		Change	Mar. 31, 2005
	Amount	%	Amount	%	Amount	Amount	%
Current liabilities:
Short-term borrowings	135,969		102,053		33,916	119,802
Trade notes payable	27,760		23,152		4,608	33,675
Trade accounts payable	163,558		137,387		26,171	183,367
Advances received from customers	5,613		9,735		(4,122)	4,104
Notes and accounts payable for capital expenditures	10,451		7,470		2,981	9,094
Accrued payroll costs	25,094		24,080		1,014	23,616
Accrued expenses	29,264		24,634		4,630	24,998
Income taxes payable	15,752		6,105		9,647	12,223
Other current liabilities	27,575		27,211		364	26,289
Current portion of long-term debt	30,750		63,621		(32,871)	66,877

Total current liabilities	471,786	37.1	425,448	37.8	46,338	504,045	42.3

Long-term liabilities:
Long-term debt	145,143		114,957		30,186	117,488
Accrued retirement and pension costs	60,889		138,351		(77,462)	65,836
Other long-term liabilities	8,310		2,579		5,731	3,093

Total long-term liabilities	214,342	16.9	255,887	22.7	(41,545)	186,417	15.6

Minority interests	26,317	2.1	20,124	1.8	6,193	21,575	1.8

Shareholders’ equity:
Common stock	84,070		78,156		5,914	78,156
Additional paid-in capital	93,150		87,263		5,887	87,263
Legal reserve	19,539		19,539			19,539
Retained earnings	300,918		231,013		69,905	290,187
Accumulated other comprehensive income	60,652		19,061		41,591	27,507
Treasury stock	(724)		(10,106)		9,382	(21,633)

Total shareholders’ equity	557,605	43.9	424,926	37.7	132,679	481,019	40.3

Total	1,270,050	100.0	1,126,385	100.0	143,665	1,193,056	100.0

Kubota Corporation

and Subsidiaries

Consolidated Statements of Comprehensive Income

(Unaudited)

	(In millions of yen)
	Six months ended Sept. 30, 2005	Six months ended Sept. 30, 2004	Year ended Mar. 31, 2005
Net income	38,182	54,760	117,901

Other comprehensive income (loss), net of tax :
Foreign currency translation adjustments	5,545	439	(1,468)
Unrealized gains (losses) on securities	27,892	(7,493)	517
Minimum pension liability adjustments		609	3,492
Unrealized losses on derivatives	(292)	(569)	(1,109)

Other comprehensive income (loss)	33,145	(7,014)	1,432

Comprehensive income	71,327	47,746	119,333

Consolidated Statements of Shareholders’ Equity

(Unaudited)

Six months ended Sept. 30, 2005	(In millions of yen)
	Shares of common stock outstanding (thousands)	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, Apr. 1, 2005	1,300,413	78,156	87,263	19,539	290,187	27,507	(21,633)
Conversion of convertible bonds	15,360	5,914	5,887
Net income					38,182
Other comprehensive income						33,145
Cash dividends, ¥25 per ADS (5 common shares)					(6,504)
Purchases of treasury stock	(50)						(38)
Retirement of treasury stock					(20,947)		20,947

Balance, Sept. 30, 2005	1,315,723	84,070	93,150	19,539	300,918	60,652	(724)

Six months ended Sept. 30, 2004	(In millions of yen)
	Shares of common stock outstanding (thousands)	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, Apr. 1, 2004	1,340,197	78,156	87,263	19,539	204,156	26,075	(24,107)
Net income					54,760
Other comprehensive income						(7,014)
Cash dividends, ¥15 per ADS (5 common shares)					(4,022)
Purchases of treasury stock	(18,268)						(9,880)
Retirement of treasury stock					(23,881)		23,881

Balance, Sept. 30, 2004	1,321,929	78,156	87,263	19,539	231,013	19,061	(10,106)

Year ended Mar. 31, 2005	(In millions of yen)
	Shares of common stock outstanding (thousands)	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, Apr. 1, 2004	1,340,197	78,156	87,263	19,539	204,156	26,075	(24,107)
Net income					117,901
Other comprehensive income						1,432
Cash dividends, ¥30 per ADS (5 common shares)					(7,989)
Purchases of treasury stock	(39,784)						(21,407)
Retirement of treasury stock					(23,881)		23,881

Balance, Mar. 31, 2005	1,300,413	78,156	87,263	19,539	290,187	27,507	(21,633)

Kubota Corporation

and Subsidiaries

Consolidated Statements of Cash Flows

(Unaudited)

	(In millions of yen)
	Six months ended Sept. 30, 2005	Six months ended Sept. 30, 2004	Change	Year ended Mar. 31, 2005
Operating activities:
Net income	38,182	54,760	(16,578)	117,901
Depreciation and amortization	12,294	12,061	233	25,808
Reversal of accrued retirement and pension costs	(4,983)	(3,293)	(1,690)	(7,306)
Subsidy from the government				(58,571)
Gain on sales of securities	(1,680)	(419)	(1,261)	(1,604)
(Gain) loss on disposal of fixed assets	(836)	(522)	(314)	1,341
Equity in net income of affiliated companies	(1,289)	(642)	(647)	(2,324)
Deferred income taxes	4,664	(9,018)	13,682	13,625
(Increase) decrease in notes and accounts receivable	45,980	51,025	(5,045)	(19,540)
(Increase) decrease in inventories	(765)	1,283	(2,048)	(8,129)
Increase in other current assets	(36,553)	(29,209)	(7,344)	(15,159)
Increase (decrease) in trade notes and accounts payable	(28,016)	(33,436)	5,420	22,404
Increase (decrease) in income taxes payable	3,422	(9,293)	12,715	(3,363)
Increase in other current liabilities	6,800	9,726	(2,926)	3,151
Other	(1,024)	(3,332)	2,308	(1,326)

Net cash provided by operating activities	36,196	39,691	(3,495)	66,908

Investing activities:
Purchases of fixed assets	(8,288)	(9,805)	1,517	(20,818)
Purchases of investments and change in advances	(3,489)	(2,359)	(1,130)	(495)
Proceeds from sales of property, plant, and equipment	4,229	1,292	2,937	2,769
Proceeds from sales of investments	2,755	1,856	899	2,981
Proceeds from sale of business	—	—	—	1,117
Increase in finance receivables	(61,106)	(56,446)	(4,660)	(119,878)
Collection of finance receivables	34,111	22,063	12,048	53,575
Sales of finance receivables	4,885	—	4,885	5,208
Cash transferred in sale of a business	—	(6,048)	6,048	(6,048)
Other	209	3,026	(2,817)	3,361

Net cash used in investing activities	(26,694)	(46,421)	19,727	(78,228)

Financing activities:
Proceeds from long-term debt	34,215	23,918	10,297	39,582
Repayments of long-term debt	(38,577)	(28,038)	(10,539)	(39,081)
Net increase in short-term borrowings	11,323	16,094	(4,771)	34,453
Cash dividends	(6,504)	(4,022)	(2,482)	(7,989)
Purchases of treasury stock	(58)	(9,915)	9,857	(21,451)
Other	(886)	(978)	92	(1,006)

Net cash provided by (used in) financing activities	(487)	(2,941)	2,454	4,508
Effect of exchange rate changes on cash and cash equivalents	301	66	235	154

Net increase (decrease) in cash and cash equivalents	9,316	(9,605)	18,921	(6,658)
Cash and cash equivalents, beginning of period	74,563	81,221	(6,658)	81,221

Cash and cash equivalents, end of period	83,879	71,616	12,263	74,563

		(In millions of yen)

Notes:
Cash paid:
Interest	2,948	2,036	912	4,401
Income taxes	17,603	18,926	(1,323)	32,092

Kubota Corporation

and Subsidiaries

Consolidated Segment Information

(Unaudited)

(1) Information by Industry Segment

Six months ended Sept. 30, 2005	(In millions of yen)
	Internal Combustion Engine & Machinery	Pipes, Valves & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	343,432	82,536	23,576	46,685	496,229	—	496,229
Intersegment	22	543	37	6,488	7,090	(7,090)	—

Total	343,454	83,079	23,613	53,173	503,319	(7,090)	496,229

Cost of sales and operating expenses	282,992	76,871	25,623	53,176	438,662	(2,243)	436,419

Operating income (loss)	60,462	6,208	(2,010)	(3)	64,657	(4,847)	59,810

Six months ended Sept. 30, 2004	(In millions of yen)
	Internal Combustion Engine & Machinery	Pipes, Valves & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	304,184	70,951	18,247	52,392	445,774	—	445,774
Intersegment	10	3,270	102	6,548	9,930	(9,930)	—

Total	304,194	74,221	18,349	58,940	455,704	(9,930)	445,774

Cost of sales and operating expenses	257,041	70,152	19,978	51,686	398,857	(4,150)	394,707

Operating income (loss)	47,153	4,069	(1,629)	7,254	56,847	(5,780)	51,067

Year ended Mar. 31, 2005	(In millions of yen)
	Internal Combustion Engine & Machinery	Pipes, Valves & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	582,664	170,629	117,633	112,300	983,226	—	983,226
Intersegment	88	8,237	249	14,956	23,530	(23,530)	—

Total	582,752	178,866	117,882	127,256	1,006,756	(23,530)	983,226

Cost of sales and operating expenses	503,596	167,391	112,167	117,848	901,002	(10,075)	890,927

Operating income (loss)	79,156	11,475	5,715	9,408	105,754	(13,455)	92,299

Kubota Corporation

and Subsidiaries

(2) Information by Geographic Segment

Six months ended Sept. 30, 2005	(In millions of yen)
	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	291,921	138,761	65,547	496,229	—	496,229
Intersegment	117,306	3,118	1,881	122,305	(122,305)	—

Total	409,227	141,879	67,428	618,534	(122,305)	496,229

Cost of sales and operating expenses	365,478	128,563	59,864	553,905	(117,486)	436,419

Operating income	43,749	13,316	7,564	64,629	(4,819)	59,810

Six months ended Sept. 30, 2004	(In millions of yen)
	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	271,262	124,727	49,785	445,774	—	445,774
Intersegment	88,457	1,623	1,231	91,311	(91,311)	—

Total	359,719	126,350	51,016	537,085	(91,311)	445,774

Cost of sales and operating expenses	322,475	113,337	46,038	481,850	(87,143)	394,707

Operating income	37,244	13,013	4,978	55,235	(4,168)	51,067

Year ended Mar. 31, 2005	(In millions of yen)
	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	659,283	232,135	91,808	983,226	—	983,226
Intersegment	193,242	3,000	2,792	199,034	(199,034)	—

Total	852,525	235,135	94,600	1,182,260	(199,034)	983,226

Cost of sales and operating expenses	772,886	215,044	87,207	1,075,137	(184,210)	890,927

Operating income	79,639	20,091	7,393	107,123	(14,824)	92,299

(3) Overseas Sales

Six months ended Sept. 30, 2005	(In millions of yen)
	North America	Other Areas	Total
Overseas sales	138,710	78,060	216,770
Consolidated net sales			496,229
Ratio of overseas sales to consolidated net sales	28.0%	15.7%	43.7%

Six months ended Sept. 30, 2004	(In millions of yen)
	North America	Other Areas	Total
Overseas sales	124,802	59,060	183,862
Consolidated net sales			445,774
Ratio of overseas sales to consolidated net sales	28.0%	13.2%	41.2%

Year ended Mar. 31, 2005	(In millions of yen)
	North America	Other Areas	Total
Overseas sales	232,631	112,693	345,324
Consolidated net sales			983,226
Ratio of overseas sales to consolidated net sales	23.6%	11.5%	35.1%

Kubota Corporation

and Subsidiaries

Fair Value of Short-Term and Other Investments

(Unaudited)

The Company classifies its holdings of marketable equity securities and all of its debt securities as available for sale securities, which are reported at their fair value on the Company’s balance sheets. The following table presents cost, fair value, and net unrealized holding gains for securities by major security type at September 30, 2005, 2004, and March 31, 2005.

	(In millions of yen)
	Sept. 30, 2005			Sept. 30, 2004			Mar. 31, 2005
	Cost	Fair value	Net unrealized holding gains	Cost	Fair value	Net unrealized holding gains	Cost	Fair value	Net unrealized holding gains
Other investments (*):
Equity securities of financial institutions	21,758	122,562	100,804	22,274	77,374	55,100	22,040	87,232	65,192
Other equity securities	20,869	59,937	39,068	18,974	43,619	24,645	19,812	47,423	27,611
Other	3,200	3,204	4	813	843	30	813	820	7

Total	45,827	185,703	139,876	42,061	121,836	79,775	42,665	135,475	92,810

(*)	“Other investments” on the Company’s balance sheets includes investments in non-traded and unaffiliated companies, for which there is no readily determinable fair value. They were stated at cost of ¥11,681 million, ¥12,637 million, and ¥11,504 million at September 30, 2005, 2004, and March 31, 2005, respectively.

Kubota Corporation

and Subsidiaries

Notes:

1.	The United States dollar amounts included herein represent translations using the approximate exchange rate on September 30, 2005, of ¥113 = US$1, solely for convenience.

2.	Each American Depositary Share (“ADS”) represents five common shares.

3.	122 subsidiaries are consolidated.

Major consolidated subsidiaries:	Domestic	Kubota Construction Co., Ltd.
Kubota Credit Co., Ltd.
Kubota Maison Co., Ltd.
Kubota Environmental Service Co., Ltd.
Kubota C.I. Co., Ltd.

	Overseas	Kubota Tractor Corporation
Kubota Credit Corporation, U.S.A.
Kubota Manufacturing of America Corporation
Kubota Engine America Corporation
Kubota Metal Corporation
Kubota Baumaschinen GmbH
Kubota Europe S.A.S.

4.	27 affiliated companies are accounted for under the equity method.

Major affiliated companies :	Domestic	18 sales companies of farm equipment
Kubota Matsushitadenko Exterior Works, Ltd.

5.	Summary of accounting policies

	The accompanying consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America except for the presentation for segment information described in ‚.

‚	The consolidated segment information is prepared in accordance with a requirement of the Japanese Securities and Exchange regulations. This disclosure is not consistent with SFAS No.131, “Disclosures about Segments of an Enterprise and Related Information”.

6.	In the consolidated balance sheet of the six months ended September 30, 2004, the Company classified retail finance receivables provided by financial subsidiaries as “Short-term finance receivables” in current assets and “Long-term finance receivables” in investments and long-term finance receivables. The related net increase of retail finance receivables was classified as “Increase in finance receivables” in investment activities in the consolidated statements of cash flows of the six months ended September 30, 2004.

Based on concerns raised afterwards by the staff of the Securities and Exchange Commission (“SEC”), the Company reconsidered the classification of finance receivables. Consequently, from the consolidated financial statements for the year ended March 31, 2005, the Company has classified the current position of retail finance receivables provided by a financial subsidiary to customers of Company-owned dealers as “Trade accounts” and the long-term portion as “Other assets” in the consolidated balance sheet. The related net increase and decrease of such receivables has been classified as “(Increase) decrease in notes and accounts receivable” and “Other” respectively in the consolidated statements of cash flows.

The reclassification has been made to the presentation of balance sheet and the statement of cash flows of the six months ended September 30, 2004 in conformity with the presentation of the six months under review.

7.	The consolidated financial information for the prior period and the prior year have been reclassified to conform to the presentation for the six months ended September 30, 2005.

Kubota Corporation

and Subsidiaries

Consolidated Net Sales by Product Group

(Unaudited)

	(In millions of yen)
	Six months ended Sept. 30, 2005		Six months ended Sept. 30, 2004		Change		Year ended Mar. 31, 2005
	Amount	%	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	304,603	61.4	273,706	61.4	30,897	11.3	519,428	52.8

Domestic	126,445		118,198		8,247	7.0	232,074
Overseas	178,158		155,508		22,650	14.6	287,354

Construction Machinery	38,829	7.8	30,478	6.8	8,351	27.4	63,236	6.5

Domestic	12,264		10,909		1,355	12.4	24,923
Overseas	26,565		19,569		6,996	35.8	38,313

Internal Combustion Engine & Machinery	343,432	69.2	304,184	68.2	39,248	12.9	582,664	59.3

Domestic	138,709	28.0	129,107	29.0	9,602	7.4	256,997	26.2
Overseas	204,723	41.2	175,077	39.2	29,646	16.9	325,667	33.1

Pipes and Valves	62,456	12.6	56,317	12.6	6,139	10.9	136,622	13.9

Domestic	59,392		54,518		4,874	8.9	132,755
Overseas	3,064		1,799		1,265	70.3	3,867

Industrial Castings	20,080	4.0	14,634	3.3	5,446	37.2	34,007	3.4

Domestic	13,330		9,283		4,047	43.6	22,723
Overseas	6,750		5,351		1,399	26.1	11,284

Pipes, Valves & Industrial Castings	82,536	16.6	70,951	15.9	11,585	16.3	170,629	17.3

Domestic	72,722	14.6	63,801	14.3	8,921	14.0	155,478	15.8
Overseas	9,814	2.0	7,150	1.6	2,664	37.3	15,151	1.5

Environmental Engineering	23,576	4.8	18,247	4.1	5,329	29.2	117,633	12.0

Domestic	21,630	4.4	17,097	3.8	4,533	26.5	113,875	11.6
Overseas	1,946	0.4	1,150	0.3	796	69.2	3,758	0.4

Building Materials & Housing	8,412	1.7	13,437	3.0	(5,025)	(37.4)	24,874	2.5

Domestic	8,412		13,437		(5,025)	(37.4)	24,874

Other	38,273	7.7	38,955	8.8	(682)	(1.8)	87,426	8.9

Domestic	37,986		38,470		(484)	(1.3)	86,678
Overseas	287		485		(198)	(40.8)	748

Other	46,685	9.4	52,392	11.8	(5,707)	(10.9)	112,300	11.4

Domestic	46,398	9.3	51,907	11.7	(5,509)	(10.6)	111,552	11.3
Overseas	287	0.1	485	0.1	(198)	(40.8)	748	0.1

Total	496,229	100.0	445,774	100.0	50,455	11.3	983,226	100.0

Domestic	279,459	56.3	261,912	58.8	17,547	6.7	637,902	64.9
Overseas	216,770	43.7	183,862	41.2	32,908	17.9	345,324	35.1

Kubota Corporation

and Subsidiaries

Anticipated Consolidated Net Sales by Industry Segment

	(In billions of yen)
	Year ending Mar. 31, 2006		Year ended Mar. 31, 2005		Change
	Amount	%	Amount	%	Amount	%
Domestic	266.0		257.0		9.0	3.5
Overseas	379.0		325.7		53.3	16.4

Internal Combustion Engine & Machinery	645.0	62.0	582.7	59.3	62.3	10.7

Domestic	167.0		155.5		11.5	7.4
Overseas	21.0		15.1		5.9	39.1

Pipes, Valves & Industrial Castings	188.0	18.1	170.6	17.3	17.4	10.2

Domestic	111.0		113.8		(2.8)	(2.5)
Overseas	5.0		3.8		1.2	31.6

Environmental Engineering	116.0	11.1	117.6	12.0	(1.6)	(1.4)

Domestic	90.0		111.6		(21.6)	(19.4)
Overseas			0.7		0.3	42.9

Other	91.0	8.8	112.3	11.4	(21.3)	(19.0)

Grand Total	1,040.0	100.0	983.2	100.0	56.8	5.8

Domestic	634.0	61.0	637.9	64.9	(3.9)	(0.6)
Overseas	406.0	39.0	345.3	35.1	60.7	17.6

Kubota Corporation

Non-consolidated Financial Highlights

(Unaudited)

(1) The date of the Board of Directors Meeting	Friday, November 4, 2005

(2) Payment date of interim dividends	Thursday, December 8, 2005

(3) Results of operations	(In millions of yen except per ADS information)
	Six months ended Sept. 30, 2005	Change (*)	Six months ended Sept. 30, 2004	Change (*)	Year ended Mar. 31, 2005
Net sales	¥313,573	10.4%	¥284,033	(3.2%)	¥675,431
Operating income	¥29,688	57.4%	¥18,859	52.7%	¥56,857
% of net sales	9.5%		6.6%
Ordinary income	¥31,562	28.2%	¥24,614	37.8%	¥64,733
% of net sales	10.1%		8.7%
Net income	¥21,273	4.9%	¥20,279	100.6%	¥43,186
% of net sales	6.8%		7.1%
Net income per ADS (5 common shares)	¥82	—	¥76	—	¥163

Notes to results of operations :

1.	Weighted-average number of shares outstanding during the six months ended September 30, 2005	1,303,363,924
	Weighted-average number of shares outstanding during the six months ended September 30, 2004	1,335,956,636
	Weighted-average number of shares outstanding during the year ended March 31, 2005	1,323,551,587
2.	(*) represents percentage change from the comparable previous period.

(4) Cash dividends

Interim cash dividends per ADS (5 common shares) for the six months ended September 30, 2005	¥20
Interim cash dividends per ADS (5 common shares) for the six months ended September 30, 2004	¥15
Cash dividends per ADS (5 common shares) for the fiscal year ended March 31, 2005	¥40

Kubota Corporation

(5) Financial position	(In millions of yen except per ADS information)
	Sept. 30, 2005	Sept. 30, 2004	Mar. 31, 2005
Total assets	¥848,535	¥791,584	¥861,617
Shareholders’ equity	¥452,249	¥382,640	¥397,954
Ratio of shareholders’ equity to total assets	53.3%	48.3%	46.2%
Shareholders’ equity per ADS (5 common shares)	¥1,718	¥1,447	¥1,529

Notes to financial position:

Number of shares outstanding as of September 30, 2005	1,316,117,218
Number of shares outstanding as of September 30, 2004	1,322,361,619
Number of shares outstanding as of March 31, 2005	1,300,843,383
Number of treasury stocks as of September 30, 2005	1,051,962
Number of treasury stocks as of September 30, 2004	18,447,359
Number of treasury stocks as of March 31, 2005	39,965,595

(6) Anticipated annual results of operations

(In millions of yen except per ADS information)
Year ending Mar. 31, 2006
Net sales	¥689,000
Ordinary income	¥64,000
Net income	¥40,000
Annual dividends per ADS (5 common shares)	—
Net income per ADS (5 common shares)	¥151

Notes to anticipated results of operations for the year ending March 31, 2006 :

1.	The non-consolidated financial information is prepared in accordance with accounting principles generally accepted in Japan and includes the information of the parent company only. It should not be confused with condensed consolidated financial information.
2.	All figures in the non-consolidated financial information have been rounded down except per ADS information.
3.	Forecast of cash dividends per ADS is not disclosed.
4.	Please refer to page 10 for further information related to the anticipated results of operations mentioned above.

November 4, 2005

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on interim dividend

Please be advised that Kubota Corporation (hereinafter “the Company”) resolved at the Board of Directors’ Meeting held on November 4, 2005 that the Company would raise interim dividend per ADS (American Depositary Receipt) from the prior year’s interim dividend.

1. Reasons for raising interim dividend

The Company believes returning profit to shareholders is important mission and executes it through providing stable, sustainable cash dividends, and repurchase and retirement of its own shares.

For the prior year, the Company raised the annual dividend per ADS from past ¥30 to ¥40 (as interim dividend of ¥15 and year-end dividend of ¥25), considering latest financial results of the operations.

The Company decided to pay a half of the prior year’s dividend as interim dividend of this fiscal year.

2. Details of dividend

	(Unit : ¥ per ADS)
	Interim dividend	Year-end dividend	Annual dividend
This fiscal year (Year ending March 31, 2006)	¥20	Not yet determined	Not yet determined
The prior year (Year ended March 31, 2005)	¥15	¥25	¥40

3. Payment date of interim dividends

December 8, 2005

End of document

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: December 5, 2005	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	General Manager
Finance & Accounting Department